UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of February 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F ____

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____	No X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer

HARMONY GOLD MINING COMPANY LIMITED

DIRECTORS DEALINGS

Johannesburg, 24 February 2003

Harmony Gold Mining Company Limited

(Registration number 1950/038232/06)

(“Harmony” or the “company”)

Disclosure of dealing in securities of Harmony by a director of the company as required in terms of paragraph 3.72 of the Listings Requirements of the JSE Securities Exchange South Africa.

Name of director:	Z.B. Swanepoel

Class of security:	Harmony ordinary shares (HAR)

Date of transaction:	20 February 2003

13 000 sold at	R123-00

Date of transaction:	21 February 2003

350 sold at	R121-00

Nature of transaction:	Disposal

Nature of interest:	Direct and beneficial

Ends

For release on Monday
24 February 2003

Issued by Harmony Gold
Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188 Mobile
+27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

JSE:	HAR
NYSE:	HMY
ISIN No.:	ZAE000015228

JSE:	HARW
NYSE:	HMYWS
ISIN No.:	ZAE000031209

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, P.O. Box 2, Randfontein, 1760, South Africa, Attention: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.